SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

CLARK HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18145M 109
(CUSIP Number)

Gregory E. Burns 330 Madison Avenue, Sixth Floor New York, New York 10017 (646) 495-5155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory E. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,601,157
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,601,157
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,601,157
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 18145M 109	SCHEDULE 13D	Page 3 of 7 Pages

This Amendment No. 1 to Schedule 13D (“Amendment”) is filed by Gregory E. Burns with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., a Delaware corporation (the “Issuer”). Except as otherwise stated, this Amendment amends and restates the Schedule 13D filed on March 17, 2008 (“Original Statement”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 12,032,823 shares of Common Stock outstanding as of August 12, 2008.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 121 New York Avenue, Trenton, New Jersey 08638.

Item 2. Identity and Background.

Mr. Burns’ business address is 330 Madison Avenue, Sixth Floor, New York, New York 10017. Mr. Burns is a member of the Issuer’s board of directors and is the Issuer’s president and chief executive officer. Mr. Burns is a citizen of the United States. Mr. Burns has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Burns has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Burns used his personal funds to purchase all the shares of Common Stock described in this Schedule 13D. Since the filing of the Original Statement and as of September 15, 2008, Mr. Burns paid $1,687,140 to acquire beneficial ownership of 2,451,840 shares of Common Stock.

Item 4. Purpose of Transaction.

(i) Mr. Burns acquired the securities described in this Schedule 13D for investment purposes. Mr. Burns may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Mr. Burns holds Warrants (as defined below) to purchase 1,343,464 shares of Common Stock, which are currently exercisable, and an Option (as defined below) to purchase 10,000 shares of Common Stock, which is currently exercisable with respect to 1,667 shares of Common Stock. The Warrants expire on February 15, 2011 and the Option expires on March 12, 2018. In addition, on September 11, 2008, Mr. Burns entered into a “written plan for trading securities” (“10b5-1 Plan”) within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended (“Act”). Pursuant to the 10b5-1 Plan, Mr. Burns has agreed to purchase an aggregate of up to 350,000 shares of the Issuer’s Common Stock at prices less than or equal to $2.50 per share. As of September 15, 2008, Mr. Burns has purchased 9,100 shares of Common Stock under the 10b5-1 Plan, for an aggregate purchase price of $11,628, or approximately $1.2778 per share.

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(ii) At the date of this Amendment, Mr. Burns, except as set forth in this Amendment, and consistent with Mr. Burns’ position as a member of the board of directors and as president and chief executive officer of the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Mr. Burns is the beneficial owner of 3,601,157 shares of Common Stock of the Issuer, representing 26.9% of the Issuer’s outstanding Common Stock. This amount represents (i) 1,696,326 shares of the Issuer’s Common Stock held by Mr. Burns, (ii) 559,700 shares of the Issuer’s Common Stock included in 559,700 units held by Mr. Burns, each unit consisting of one share of Common Stock and one warrant (“Warrant”) to purchase one share of Common Stock at an exercise price of $6.00 per share (“Unit”), (iii) 559,700 shares of the Issuer’s Common Stock issuable upon the exercise of the Warrants included in the 559,700 Units held by Mr. Burns, which are currently exercisable, (iv) 783,764 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants held by Mr. Burns, which are currently exercisable, and (v) 1,667 shares of the Issuer’s Common Stock issuable upon the exercise of an employee stock option (“Option”) held by Mr. Burns, which is currently exercisable as to such number of shares. Mr. Burns has sole voting and dispositive power over all 3,601,157 shares. This amount does not include 8,333 shares of Common Stock issuable upon the exercise of the Option, which is not currently exercisable and will not become exercisable within 60 days as to such number of shares.

In the past 60 days, Mr. Burns effected the following transactions in the Issuer’s Common Stock:

(i) On September 2, 2008, Mr. Burns purchased (i) 820,840 shares of Common Stock on the open market in multiple transactions at prices ranging from $0.97 to $1.30 per share, for an average price of $1.089 per share, and (ii) 464,700 Units on the open market in multiple transactions at prices ranging from $0.95 to $1.35 per Unit, for an an average price of $1.047 per Unit.

(ii) On September 4, 2008, Mr. Burns purchased (i) 105,100 shares of Common Stock on the open market in multiple transactions at prices ranging from $1.24 to $1.57 per share, for an average price of $1.387 per share, (ii) 95,000 Units on the open market in multiple transactions at prices ranging from $1.25 to $1.45 per Unit, for an an average price of $1.375 per Unit, and (iii) 397,400 Warrants on the open market in multiple transactions at prices ranging from $0.03 to $0.07 per Warrant, for an average price of $0.047 per Warrant.

(iii) On September 15, 2008, pursuant to the 10b5-1 Plan, Mr. Burns purchased 9,100 shares of Common Stock in the open market in multiple transactions at prices ranging from $1.20 to $1.33 per share, for an average price of $1.2778 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(i) On February 21, 2006, Mr. Burns entered into a registration rights agreement (“Registration Rights Agreement”) with the Issuer. The holders of a majority of the shares issued prior to the Issuer’s initial public offering, including the shares of common stock underlying the Warrants purchased in a private placement simultaneously with the initial public offering (an aggregate of 2,500,000 shares of Common Stock and 2,272,727 Warrants) (“Registrable Securities”), will be entitled to make up to two demands that the Issuer register the Registrable Securities. The holders of the majority of the Registrable Securities can elect to exercise these registration rights at any time. In addition, these stockholders have certain “piggy-back” registration rights. Mr. Burns holds 627,909 shares of Common Stock and 386,364 Warrants that are subject to the Registration Rights Agreement.

CUSIP No. 18145M 109	SCHEDULE 13D	Page 6 of 7 Pages

(ii) On February 12, 2008, Mr. Burns entered into an agreement (“Escrow Agreement”) with the Issuer and The Bank of New York, pursuant to which Mr. Burns placed 381,250 of the shares he received prior to the Issuer’s initial public offering in escrow (“Escrow Shares”). The Escrow Shares will be released from escrow if, and only if, prior to February 12, 2013, the last sales price of the Issuer’s Common Stock equal or exceeds $11.50 per share for any 20 trading days within a 30 day trading day period. If such condition is not met, the Escrow Shares will be cancelled. The release condition may not be waived by the Issuer or by its board of directors in any circumstances. The terms of the Escrow Agreement restrict Mr. Burns from selling or otherwise transferring the Escrow Shares during the period the escrow arrangement is in effect, subject to certain limited exceptions.

(iii) On September 11, 2008, Mr. Burns entered into the 10b5-1 Plan. Reference is made to the disclosure about the 10b5-1 Plan set forth in Item 4 of this Amendment, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.
Form of Registration Rights Agreement entered into by and among the Issuer and each of the Initial Stockholders (incorporated by reference from Exhibit 10.7 to Amendment No. 6 of the Issuer’s Registration Statement on Form S-1 (File No. 333-128591) filed on February 9, 2006).

2.
Stockholder Escrow Agreement, dated February 12, 2008, by and among the Issuer, the parties listed under Stockholders on the signature page thereto and The Bank of New York (incorporated by reference to Annex I of the Issuer’s Definitive Proxy Statement (No. 001-32735), filed January 28, 2008).

3.	Form of Trading Plan, by and between Gregory E. Burns and Charles Schwab & Co., Inc. (filed herewith).

CUSIP No. 18145M 109	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 17, 2008

/s/ Gregory E. Burns
Gregory E. Burns